UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

UNITED STATES BANKRUPTCY COURT

SOUTHERN DISTRICT OF NEW YORK

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In re:	:	Chapter 11
:
AVIANCA HOLDINGS S.A., et al.,[1]	:	Case No. 20-11133 (MG)
:
Debtors.	:	(Jointly Administered)
:
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NOTICE OF ENTRY OF BAR DATE ORDER

ESTABLISHING DEADLINES FOR FILING CLAIMS AGAINST DEBTORS

PLEASE TAKE NOTICE THAT ANY ENTITY THAT FILES A PROOF OF CLAIM IN THESE CHAPTER 11 CASES SHALL BE DEEMED, FOR THE PURPOSES OF THE PROOF OF CLAIM AND POSSIBLY RELATED MATTERS, TO HAVE SUBMITTED TO THE JURISDICTION OF THE UNITED STATES BANKRUPTCY COURT FOR THE SOUTHERN DISTRICT OF NEW YORK. ANY ENTITY WHO IS REQUIRED TO TIMELY FILE A PROOF OF CLAIM AS SET FORTH IN THIS NOTICE BUT FAILS TO DO SO WILL BE (A) FOREVER BARRED, ESTOPPED AND ENJOINED FROM ASSERTING SUCH CLAIM AGAINST ANY OF THE DEBTORS AND (B) FOREVER BARRED FROM VOTING TO ACCEPT OR REJECT ANY PLAN OR PLANS OR PARTICIPATING IN ANY DISTRIBUTION IN THE DEBTORS’ CHAPTER 11 CASES ON ACCOUNT OF SUCH CLAIMS.

[1]

The Debtors in these chapter 11 cases, and each Debtor’s federal tax identification number (to the extent applicable), are as follows: Avianca Holdings S.A. (N/A); Aero Transporte de Carga Unión, S.A. de C.V. (N/A); Aeroinversiones de Honduras, S.A. (N/A); Aerovías del Continente Americano S.A. Avianca (N/A); Airlease Holdings One Ltd. (N/A); America Central (Canada) Corp. (00-1071563); America Central Corp. (65-0444665); AV International Holdco S.A. (N/A); AV International Holdings S.A. (N/A); AV International Investments S.A. (N/A); AV International Ventures S.A. (N/A); AV Investments One Colombia S.A.S. (N/A); AV Investments Two Colombia S.A.S. (N/A); AV Taca International Holdco S.A. (N/A); Avianca Costa Rica S.A. (N/A); Avianca Leasing, LLC (47-2628716); Avianca, Inc. (13-1868573); Avianca-Ecuador S.A. (N/A); Aviaservicios, S.A. (N/A); Aviateca, S.A. (N/A); Avifreight Holding Mexico, S.A.P.I. de C.V. (N/A); C.R. International Enterprises, Inc. (59-2240957); Grupo Taca Holdings Limited (N/A); International Trade Marks Agency Inc. (N/A); Inversiones del Caribe, S.A. (N/A); Isleña de Inversiones, S.A. de C.V. (N/A); Latin Airways Corp. (N/A); Latin Logistics, LLC (41-2187926); Nicaragüense de Aviación, Sociedad Anónima (N/A); Regional Express Américas S.A.S. (N/A); Ronair N.V. (N/A); Servicio Terrestre, Aéreo y Rampa S.A. (N/A); Servicios Aeroportuarios Integrados SAI S.A.S. (92-4006439); Taca de Honduras, S.A. de C.V. (N/A); Taca de México, S.A. (N/A); Taca International Airlines S.A. (N/A); Taca S.A. (N/A); Tampa Cargo S.A.S. (N/A); Technical and Training Services, S.A. de C.V. (N/A); AV Loyalty Bermuda Ltd. (N/A); Aviacorp Enterprises S.A. (N/A). The Debtors’ principal offices are located at Avenida Calle 26 # 59 – 15 Bogotá D.C., Colombia.

On November 16, 2020, the United States Bankruptcy Court for the Southern District of New York entered an Order [Docket No. 1180] (the “Bar Date Order”) in the above-captioned jointly-administered chapter 11 Cases of Avianca Holdings S.A. and certain of its affiliated debtors and debtors-in-possession (collectively, the “Debtors”), establishing January 20, 2021 at 11:59 p.m. Pacific Time (the “General Bar Date”) as the general deadline for each entity (including individuals, partnerships, corporations, joint ventures, trusts and governmental units) to file a proof of claim against any of the Debtors.

The General Bar Date, the other deadlines established by the Bar Date Order and the procedures set forth below for filing proofs of claim apply to all claims against the Debtors that arose prior to the date, as indicated in the above table, on which each Debtor commenced cases under chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), except for claim described in paragraph 5 of the Bar Date Order as being excluded. Governmental units have until February 5, 2021 at 11:59 p.m. Pacific Time to file proofs of claims (the “Governmental Bar Date”).

1. WHO MUST FILE A PROOF OF CLAIM

You MUST file a proof of claim to vote on a chapter 11 plan filed by the Debtors or to share in distributions from the Debtors’ bankruptcy estates if you have a claim that arose prior to May 10, 2020 or September 21, 2020 (as applicable to each Debtor, the “Petition Date” and any such claim, a “Prepetition Claim”), and it is not one of the types of claim described in paragraph 5 of the Bar Date Order. Claims based on acts or omissions of the Debtors that occurred before the Petition Date must be filed on or prior to the General Bar Date (or, if applicable, one of the other deadlines described below), even if such claims are not now fixed, liquidated or certain or did not mature or become fixed, liquidated or certain before the Petition Date.

The Bar Date Order establishes the following bar dates for filing proofs of claim in these Chapter 11 Cases (collectively, the “Bar Dates”):

(a)

General Bar Date: Pursuant to the Bar Date Order and except as otherwise described in this Notice, all entities that hold a claim against any of the Debtors that arose prior to the Petition Date (whether secured, unsecured priority, or unsecured nonpriority) shall file a proof of claim as described in this Notice by January 20, 2021 at 11:59 p.m. Pacific Time. For the avoidance of doubt and without limitation, the General Bar Date applies to claims asserted against the Debtors pursuant to section 503(b)(9) of the Bankruptcy Code (a “503(b)(9) Claim”).

(b)

Rejection Claims Bar Date: Pursuant to the Bar Date Order, all entities that hold a claim against any of the Debtors arising out of the rejection of executory contracts and unexpired leases pursuant to section 365 of the Bankruptcy Code and the Order (I) Authorizing and Approving Procedures to Reject or Assume Executory Contracts and Unexpired Leases and Abandon Certain Aircraft and Equipment and (II) Granting Related Relief (the “Rejection Procedures Order”) (Docket No. 261) that becomes effective after the entry of the Bar Date Order shall file a proof of claim by the later of (i) the General Bar Date, or (ii) the later of the date that is (a) thirty days after the date of entry of an order of the Bankruptcy Court authorizing the rejection of such contract or lease, or (b) the applicable Rejection Date (the “Rejection Claims Bar Date”).

(c)

Amended Schedule Bar Date: Pursuant to the Bar Date Order, if any of the Debtors amends or supplements its Schedules, the affected claimant is required to file a proof of claim or to amend any previously filed proof of claim in respect of such amended scheduled Prepetition Claim or added claim as the later of (a) General Bar Date and (b) thirty days after the date that notice of the amendment is served on the affected claimant (the “Amended Schedule Bar Date”).

(d)

Governmental Bar Date: Pursuant to the Bar Date Order, all governmental units, as defined in section 101(27) of the Bankruptcy Code, must file claims against the Debtors that arose prior to the Petition Date, regardless of the variance in the length of time from the respective Petition Dates for each Debtor, by February 5, 2021 at 11:59 p.m. Pacific Time (the “Governmental Bar Date”).

Each person or entity holding or asserting a claim arising under sections 503(b)(1) through (8) and 507(a)(2) of the Bankruptcy Code (each, an “Administrative Claim”) against the Debtors that may have arisen, accrued or otherwise become due and payable at any time on and subsequent to the Petition Date must file an Administrative Claim Form, attached to the Debtors’ bar date motion [Docket No. 1138] as Exhibit C. The bar date for filing Administrative Claims will be established later in the Chapter 11 Cases.

2. WHAT TO FILE

Your filed proof of claim must conform substantially to Official Form No. 410 or the case-specific proof of claim form provided by the Debtors. Additional proof of claim forms may be obtained free of charge at the following websites: www.uscourts.gov/forms/bankruptcy-forms or http://www.kccllc.net/avianca.

All proof of claim forms must (i) be signed by the claimant or by an authorized agent of the claimant and (ii) include copies of any writings upon which the asserted claim is based (limited to documents less than 100 pages in length in the aggregate). If the writings upon which the asserted claim is based are more than 100 pages in the aggregate, the claimant may file a list of the documents in place of filing the documents themselves and make such documents available upon request. Proofs of claim signed electronically by the claimant or an authorized agent or legal representative of the claimant are acceptable.

In addition to the requirements set forth in the immediately preceding paragraph, any proof of claim asserting a 503(b)(9) Claim must also include, with specificity: (i) the amount of the 503(b)(9) Claim; (ii) the particular Debtor against which the 503(b)(9) Claim is asserted; (iii) the date of delivery of the goods purportedly delivered to a Debtor within twenty days before the Petition Date; (iv) documentation, including invoices, receipts, bills of lading, and the like, identifying with specificity the particular goods for which the 503(b)(9) Claim is being asserted; (v) an identification of which goods (if any) were subject to a demand for reclamation asserted under section 546 of the Bankruptcy Code, and, if applicable, the date of any such reclamation demand timely submitted pursuant to the Order Pursuant to 11 U.S.C. §§ 105(a) and 546(c) Establishing and Implementing Exclusive and Global Procedures for Treatment of Reclamation Claims (Docket No. 49); and (vi) documentation or other evidence that the goods with respect to which the 503(b)(9) Claim is being filed were sold in the ordinary course of the Debtor’s business.

Your proof of claim form must not contain complete social security numbers or taxpayer identification numbers (only the last four digits), a complete birth date (only the year), the name of a minor (only the minor’s initials) or a financial account number (only the last four digits of such financial account).

All entities asserting claims against more than one Debtor are required to (i) file a separate proof of claim with respect to each such Debtor (with the exception of any Master Proof of Claim), and (ii) identify on each proof of claim the particular Debtor against which their claim is asserted. Any claim that fails to identify a Debtor shall be deemed as filed only against Avianca Holdings S.A. With the exception of any Master Proof of Claim, if more than one Debtor is listed on the form, the proof of claim will be treated as filed only against the first-listed Debtor.

3. WHEN AND WHERE TO FILE

Except as provided for herein, all proofs of claim must be filed so as to be received on or before the applicable Bar Date:

IF ELECTRONICALLY:

The website established by the Debtors’ claims and noticing agent, KCC LLC (“KCC”) for these Chapter 11 Cases (the “Case Website”) located at http://www.kccllc.net/avianca by following instructions for filing proofs of claim electronically.

IF BY MAIL OR DELIVERY BY HAND, COURIER, OR OVERNIGHT SERVICE:

Avianca Claims Processing Center

c/o KCC

222 N. Pacific Coast Highway, Suite 300

El Segundo, CA 90245

A proof of claim shall be timely filed only if actually submitted to the Case Website or is actually received by the Avianca Claims Processing Center on or before the applicable Bar Date. Proof of claim forms sent by e-mail, facsimile, telecopy or electronic means other than the Case Website will not be accepted.

4. CLAIMS FOR WHICH PROOFS OF CLAIM NEED NOT BE FILED

The Bar Date Order further provides that certain entities, whose claims otherwise would be subject to the General Bar Date, need not file proofs of claim. To review a copy of the Bar Date Order, please visit http://www.kccllc.net/avianca.

5. CONSEQUENCES OF FAILURE TO FILE A PROOF OF CLAIM BY THE BAR DATE

ANY ENTITY WHO IS REQUIRED TO TIMELY FILE A PROOF OF CLAIM AS SET FORTH IN THIS NOTICE BUT FAILS TO DO SO WILL BE (A) FOREVER BARRED, ESTOPPED AND ENJOINED FROM ASSERTING SUCH CLAIM AGAINST ANY OF THE DEBTORS AND (B) FOREVER BARRED FROM VOTING TO ACCEPT OR REJECT ANY PLAN OR PLANS OR PARTICIPATING IN ANY DISTRIBUTION IN THE DEBTORS’ CHAPTER 11 CASES ON ACCOUNT OF SUCH CLAIMS.

6. THE DEBTORS’ SCHEDULES AND ACCESS THERETO

You may be listed as the holder of a claim against one or more of the Debtors in the Debtors’ Schedules of Assets and Liabilities and/or Schedules of Executory Contracts and Unexpired Leases (collectively, the “Schedules”).

Copies of the Debtors’ Schedules are available for inspection on the Court’s website at http://www.nysb.uscourts.gov. A login and password to the Court’s Public Access to Electronic Court Records (“PACER”) are required to access this information and can be obtained through the PACER Service Center at http://www.pacer.gov. Copies of the Debtors’ Schedules are also available at the Case Website at http://www.kccllc.net/avianca. Copies of the Debtors’ Schedules may also be obtained by written request to the Debtors’ Claim Agent at the following address: Avianca Claims Processing Center, c/o KCC, 222 N. Pacific Coast Highway, Suite 300, El Segundo, CA 90245.

If you rely on the Debtors’ Schedules, it is your responsibility to determine that the claim is accurately listed in the Schedules.

The Debtors reserve the right to (a) dispute, or to assert offsets or defenses against, any filed claim or any claim listed or reflected in the Schedules as to nature, amount, liability, priority, classification or otherwise; (b) subsequently designate any scheduled claim as disputed, contingent, or unliquidated; and (c) otherwise amend or supplement the Schedules. Nothing contained in this Notice shall preclude the Debtors from objecting to any claim, whether scheduled or filed, on any grounds.

A HOLDER OF A POSSIBLE CLAIM AGAINST THE DEBTORS SHOULD CONSULT AN ATTORNEY REGARDING ANY MATTERS NOT COVERED BY THIS NOTICE, SUCH AS WHETHER THE HOLDER SHOULD FILE A PROOF OF CLAIM.

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BY ORDER OF THE COURT

New York, New York	/s/ Evan Fleck
Dated: November 17, 2020	Dennis F. Dunne
Evan R. Fleck
MILBANK LLP
55 Hudson Yards
New York, New York 10001
Telephone: (212) 530-5000
Facsimile: (212) 530-5219

- and –

Gregory A. Bray
MILBANK LLP
2029 Century Park East, 33rd Floor
Los Angeles, CA 90067
Telephone: (424) 386-4000
Facsimile: (213) 629-5063

Counsel for Debtors and Debtors in Possession

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary